No Act

PE 12/21/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025365

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 20 2012
Washington, DC 20549

January 20, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-20-12

Ning Chiu
Davis Polk & Wardwell LLP
ning.chiu@davispolk.com

Re: CVS Caremark Corporation
Incoming letter dated December 21, 2011

Dear Ms. Chiu:

This is in response to your letters dated December 21, 2011, December 29, 2011 and January 17, 2012 concerning the shareholder proposal submitted to CVS by William Steiner. We have also received letters on the proponent's behalf dated December 27, 2011, December 30, 2011, January 8, 2012, January 13, 2012 and January 17, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CVS Caremark Corporation
Incoming letter dated December 21, 2011

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by CVS seeking approval of an amendment to CVS' Amended and Restated Certificate of Incorporation. You also represent that the proposal conflicts with CVS' proposal. You indicate that, if both proposals were included, the proposals would present different and directly conflicting decisions for shareholders on the same matter at the same shareholder meeting. Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 27, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal.

The company is attempting to scuttle this proposal for a real right of written consent by giving shareholders an unattainable "right" of written consent. The company proposal for written consent is a fake chance of written consent except under rare circumstances.

This is illustrated by this quote from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier:

"'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,' recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

Plus no one outside the company knows about all the restriction CVS will pile on because the proposed CVS written consent "sets forth other [hidden] procedures for shareholder action by written consent."

If every company in the S&P adopted the CVS written consent proposal then perhaps there would be a chance of one solitary use of written consent in a decade.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

December 29, 2011

Re: Shareholder Proposal of Mr. William Steiner Pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "Company" or "CVS"), we are writing in response to Mr. Chevedden's letter dated December 27, 2011, a copy of which is attached as Exhibit A. Mr. Chevedden's letter responds to the Company's no-action request letter dated December 21, 2011, which relates to the shareholder proposal and supporting statement submitted by Mr. Steiner on December 1, 2011 (the "Shareholder Proposal") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2012 Annual Meeting of Shareholders.

We believe that Mr. Chevedden's letter acknowledges that the Company's proposal relates to action by written consent, but Mr. Chevedden expresses his views on the Company's proposal for shareholder action by written consent. Mr. Chevedden does not address, or dispute, the conflicting nature of his proposal with the Company's proposal.

As we lay out in our December 21, 2011 letter, the Company believes that the Shareholder Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(9) because it will directly conflict with the Company's own proposal to be submitted to shareholders at the same meeting. The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018 (May 21, 1998)*. The Staff has previously concurred in the exclusion of a shareholder proposal containing a request substantially identical to that of the Shareholder Proposal, when the company represented that it will seek shareholder approval of a charter amendment which provides for the right to act by written consent and which contains procedural provisions similar to those contained in the Amendment. *Home Depot, Inc. (March 29, 2011).*

Respectfully yours,

Ning Chiu

cc: William Steiner/John Chevedden
Tom Moffatt (CVS)

Exhibit A

(see attached)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 27, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal.

The company is attempting to scuttle this proposal for a real right of written consent by giving shareholders an unattainable "right" of written consent. The company proposal for written consent is a fake chance of written consent except under rare circumstances.

This is illustrated by this quote from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier:

"'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,' recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

Plus no one outside the company knows about all the restriction CVS will pile on because the proposed CVS written consent "sets forth other [hidden] procedures for shareholder action by written consent."

If every company in the S&P adopted the CVS written consent proposal then perhaps there would be a chance of one solitary use of written consent in a decade.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal.

The company December 29, 2010 letter does not address or dispute that the company will give shareholders a fake chance of written consent. A fake chance of written consent is inherently misleading to shareholders.

Rule 14a-8 was not intended to be a conduit to mislead shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Unfettered Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal for an unfettered shareholder right to act by written consent.

The company December 29, 2010 letter does not address or dispute that the company will give shareholders a fake chance of written consent. A fake chance of written consent is inherently misleading to shareholders. Most shareholders will not know that the company-added restrictions will gut any purported written consent opportunity.

Rule 14a-8 was not intended to be a conduit to mislead shareholders.

Plus the company argument would apply equally to a proposal allowing 90% of the voting power of the company to act by written consent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Unfettered Written Consent v.
Unworkable Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal for an unfettered shareholder right to act by written consent.

The company December 29, 2010 letter does not address or dispute that the company will give shareholders a fake chance of written consent. A fake chance of written consent is inherently misleading to shareholders. Most shareholders will not know that the company-added restrictions will gut any purported written consent opportunity.

Rule 14a-8 was not intended to be a conduit to mislead shareholders. The company does not cite any positive comments from any proxy advisor firm that its proposal will give shareholders any workable opportunity for written consent.

Rule 14a-8 was not intended to be an avenue to clutter the governing documents of companies with useless provisions with arcane text that mislead shareholders into believing that they have a right that would be virtually impossible to exercise.

And no one outside the company yet knows about all the restriction CVS might pile on because the proposed CVS written consent "sets forth other [hidden] procedures for shareholder action by written consent."

The Staff cannot be expected to make an informed decision on the Proposal if the Staff is unable to determine with any reasonable certainty exactly what actions or measures the proposal requires.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 17, 2012

Re: Shareholder Proposal of Mr. William Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "Company" or "CVS"), we are writing in response to Mr. Chevedden's letter dated January 13, 2012, a copy of which is attached as Exhibit A. Mr. Chevedden's letter responds to the Company's no-action request letter dated December 21, 2011, which relates to the shareholder proposal and supporting statement submitted by Mr. Steiner on December 1, 2011 (the "Shareholder Proposal") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2012 Annual Meeting of Shareholders.

We are writing to clear up any confusion created by the proponent's letter. Our no-action letter is based on the Staff position that the proponent's proposal is excludable under Rule 14a-8(i)(9) where the Company will submit a proposal covering the same subject matter, as is the case here—the ability of stockholders to act by written consent—that presents an alternative and conflicting decision for shareholders.

The main difference in the Company proposal compared with the shareholder proposal is to have a 25% threshold for stockholders to be able to initiate an action by written consent. The other procedures that will apply, under the Company proposal, to the ability of stockholders to act by written consent are essentially those already in the advance notice provisions of the bylaws. Those procedures currently apply to annual and special meeting business, thus putting an action by written consent on a similar footing as business to be brought before a meeting.

CVS fully understands its obligations under the securities laws and does not make misleading submissions. Our intent by this letter is not to discuss the merits of the Company's proposal, which will be fully described in the proxy statement so that shareholders can make an informed decision at that time on how to vote on the Company's proposal, but to reiterate the position in our no-action letter as to the reasons that the shareholder proposal should be excluded.

Respectfully yours,

Ning Chiu

Attachment
cc w/ att: William Steiner/John Chevedden
Tom Moffatt (CVS)

EXHIBIT A

(attached)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Unfettered Written Consent v.
Unworkable Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal for an unfettered shareholder right to act by written consent.

The company December 29, 2010 letter does not address or dispute that the company will give shareholders a fake chance of written consent. A fake chance of written consent is inherently misleading to shareholders. Most shareholders will not know that the company-added restrictions will gut any purported written consent opportunity.

Rule 14a-8 was not intended to be a conduit to mislead shareholders. The company does not cite any positive comments from any proxy advisor firm that its proposal will give shareholders any workable opportunity for written consent.

Rule 14a-8 was not intended to be an avenue to clutter the governing documents of companies with useless provisions with arcane text that mislead shareholders into believing that they have a right that would be virtually impossible to exercise.

And no one outside the company yet knows about all the restriction CVS might pile on because the proposed CVS written consent "sets forth other [hidden] procedures for shareholder action by written consent."

The Staff cannot be expected to make an informed decision on the Proposal if the Staff is unable to determine with any reasonable certainty exactly what actions or measures the proposal requires.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 17, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
CVS Caremark Corporation (CVS)
Unfettered Written Consent v.
Unworkable Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal for an unfettered shareholder right to act by written consent.

One recent company no action request implicitly contained the admission for the first time that the company failed to advise the Staff in 2010 that in its claim of substantially implementing a 2010 rule 14a-8 proposal that the company was at the same time secretly imbedding text in the adoptive words that could support a later company argument that shareholders would never again have a rule 14a-8 voice on the subject of special shareholder meetings.

In other words the company was secretly setting up its adoptive text to support an argument that a future rule 14a-8 proposal on the very same topic (with different provisions) would arguably violate state law and would arguably cause the directors to violate their fiduciary duties.

This is a disturbing issue because a substantial number of companies, including CVS, are seeking 2012 no action relief on substantially-implemented grounds. And these companies, including CVS, are providing bare-bones descriptions of the steps they are taking to purportedly substantially implement rule 14a-8 proposals. This leaves wide-open the possibly that some of these companies are secretly laying the groundwork for a twofer deal:

1) Exclude a current rule 14a-8 proposal with a de minimis company proposal.
2) Add governing text to arguably forever silence a shareholder rule 14a-8 voice on the very same proposal topic but with different provisions.

This is to request that the Office of Chief Counsel obtain more details on the so-called adoptive steps companies are taking, including CVS. Rule 14a-8 and the no action process should not be allowed to be a springboard to prevent future rule 14a-8 shareholder input on the topic under consideration.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

December 21, 2011

Re: **Shareholder Proposal of Mr. William Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "Company" or "CVS"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by Mr. William Steiner (the "Proponent"), on December 1, 2011 (the "Shareholder Proposal") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS omits the Shareholder Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS files its definitive 2012 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Shareholder Proposal from its 2012 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Shareholder Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Shareholder Proposal requests that:

> The board of directors "...undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

A copy of the Shareholder Proposal is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Shareholder Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to shareholders at the same meeting. The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018 (May 21, 1998).*

Currently, neither CVS' Amended and Restated Certificate of Incorporation (the "Charter") nor its Amended and Restated By-laws (the "By-laws") permit shareholders to take action without a meeting unless written consent is given by the holders of all outstanding shares entitled to vote on such action (*i.e.*, unanimous approval).

At the 2011 Annual Meeting of Shareholders, Mr. Steiner presented a non-binding proposal similar to the Shareholder Proposal (the "2011 Proposal"). The Board of Directors of the Company (the "Board") recommended a vote against the 2011 Proposal, and in doing so, emphasized that the 2011 Proposal, if implemented, would permit a bare majority of shareholders to take action without informing other shareholders of such action, and that it would deprive shareholders of the valuable opportunity to discuss the proposed action at a meeting and to be involved in and influence the voting process. The non-binding 2011 Proposal received the affirmative vote of a majority of the shareholder votes cast on the matter.

The Company has taken that shareholder vote into consideration, and has determined to submit a management proposal in its 2012 Proxy Materials addressing shareholder action by written consent, that the Board believes is in the best interests of shareholders. The management proposal (the "Company Proposal") will ask shareholders to approve an amendment (the "Charter Amendment") to the CVS Charter whereby (i) shareholders holding at least 25% of the voting power of the outstanding capital stock entitled to vote on the relevant action will have the right to request that the Board set a record date for determining shareholders entitled to express written consent on the relevant action and (ii) once such record date is set and the procedures for shareholder action by written consent that are provided for in the charter (as amended) and by-laws (as amended) are satisfied, shareholders will be able to act by written consent with the same approval threshold as if the action were taken at a shareholder meeting. It is anticipated that in January 2012 the Board will approve the Charter Amendment (which will be submitted for shareholder approval at the 2012 annual meeting) and a related amendment to the By-Laws (which will be effective upon effectiveness of the Charter Amendment).

The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for shareholders because they contain different thresholds and procedures for shareholders to act by written consent:

- The Company Proposal requires a 25% threshold for shareholders to request a record date for the action (consistent with the Company's 25% threshold for shareholders to call a special meeting) and sets forth other procedures for shareholder action by written consent.

- The Shareholder Proposal does not specify an ownership threshold for setting a record date nor does it specify other procedures for shareholder action by written consent.

The Company Proposal is needed to eliminate the current requirement in the Charter that stockholder action by written consent be by unanimous approval, and would provide stockholders holding at least 25% of the outstanding voting power the right to initiate an action by written consent by requesting a record date (and, for the action to pass, the same shareholder approval level would be needed as if the action were approved at a stockholder meeting). This directly conflicts with the Shareholder Proposal which does not have any minimum threshold for initiating the action.

As noted above, the Company Proposal also contains certain procedures relating to stockholder action by written consent, which are absent from the Shareholder Proposal, including (i) a requirement that shareholders must solicit consents in accordance with Regulation 14A of the Exchange Act (without reliance on the exemption contained in Rule 14a-2(b)(2) of the Exchange Act), so that all shareholders are fully informed about the action, (iii) a requirement that no shareholder may submit his or her consent until 50 days after the applicable record date, so that all shareholders are able to fully consider and discuss the action before it becomes effective, and (iii) procedures and timing requirements to enable the Board to call a special meeting to vote on the action if it believes that such a meeting would best facilitate shareholder discussion and participation with respect to the matter. The Company strongly believes that these procedural protections are necessary to strike the appropriate balance between enhancing the rights of shareholder and ensuring that the consent process is fair, transparent and inclusive of all shareholders.

The Shareholder Proposal conflicts with the Company Proposal because it does not include any of the foregoing procedures. It requires that the Board permit action by written consent "to the fullest extent permitted by law," but the Delaware General Corporate Law and other applicable laws permit action by written consent even if none of the foregoing procedural protections are implemented.

Where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, and submitting both matters for shareholder vote could produce inconsistent and ambiguous results, the Staff has permitted exclusion of the shareholder proposal under Rule 14a-8(i)(9). The Staff has previously concurred in the exclusion of a shareholder proposal containing a request substantially identical to that of the Shareholder Proposal, when the company represented that it will seek shareholder approval of a charter amendment which provides for the right to act by written consent and which contains procedural provisions similar to those contained in the Amendment. *Home Depot, Inc.* (March 29, 2011). The Staff has also concurred with the exclusion of shareholder proposals requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such a meeting. *Danaher Corporation* (January 21, 2011) and *Raytheon Co.* (March 29, 2010). If both the Shareholder Proposal and the Company Proposal were included in the 2012 Proxy Materials, the confusion caused could easily lead to a vote result that is not necessarily representative of the views of shareholders, and a situation in which the Company would be unsure on how to implement the wishes of its shareholders. For example, if the CVS shareholders were to approve both proposals, it would be unclear to the Company which manner of implementation of shareholder action by written consent the Company should adopt.

As described in this letter, CVS' determination to ask shareholders to approve the Company Proposal is substantially similar to the situation presented in prior decisions of the Staff. The Shareholder Proposal and the Company Proposal directly conflict, and if both were included in the 2012 Proxy Materials, would present different and directly conflicting decisions for shareholders on the same subject matter at the same shareholder meeting.

Based on the foregoing, the Company believes that the Shareholder Proposal may properly be excluded from its 2012 Proxy Materials under Rule 14a-8(i)(9).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2012 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Ning Chiu

Attachment
cc w/ att: William Steiner/John Chevedden
Tom Moffatt (CVS)

EXHIBIT A

(attached)

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David W. Dorman
Chairman of the Board
CVS Caremark Corporation (CVS)
1 CVS Dr
Woonsocket RI 02895
Phone: 401 765-1500

Dear Mr. Dorman,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner

10/28/11
Date

cc: Zenon P. Lankowsky <zplankowsky@cvs.com>
Corporate Secretary
FX: 401-216-3758
FX: 401-765-7887
Thomas Moffatt <TSMoffatt@cvs.com>
Assistant Secretary

[CVS: Rule 14a-8 Proposal, December 1, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won our 56% support at our 2011 annual meeting – in spite of the management argument that contacting all shareholders was more important than majority shareholder support for taking an action. Requiring all shareholders to be contacted basically deters all but the most aggressive and well-heeled from using written consent by the majority of our shares. Plus the default Delaware process already contains a procedure for giving notice of an action to shareholders who did not give written consent to the action.

The 2011 annual meeting proxy argument failed to disclose that the provision for CVS shareholders to call a special meeting states: "…the Board of Directors may, in its discretion, cancel the [shareholder-called] special meeting." Plus the CVS special meeting provision enables management to encourage shareholders to revoke their request for a special meeting.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay – $68 million for former CEO Thomas Ryan.

The Corporate Library said 80% of the annual cash incentive pay was based on a single financial performance measure, which created a potential for executives to artificially focus on only one aspect of company growth. In addition, long-term incentive pay consisted of long-term incentive plan (LTIP) pay and time-vesting equity pay in the form of market-priced stock options and restricted stock units. Equity pay given for long-term incentives should include performance-vesting features.

In fact, Mr. Ryan realized more than $28 million from the exercise of 2,312,000 options and was given an additional 446,000 stock options in 2010. Market-priced options may provide rewards due to a rising market alone, regardless of an executive's performance. Even worse, the LTIP awards covered a three-year performance period, which was not sufficiently long-term, and 50% of the pay was paid in cash which does nothing to tie executive performance with long-term shareholder value.

Finally, new CEO Larry Merlo was potentially entitled to $35 million if there was a change in control. Executive pay policies such as these are not aligned with shareholder interests.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***